MAIL STOP 3561

January 27, 2006

Mr. Laurence S. Levy
Chief Executive Officer
Rand Acquisition Corporation
450 Park Avenue, 10th Floor
New York, New York 10022

Re: **Rand Acquisition Corporation**
           Preliminary Proxy Statement on Schedule 14A
           Supplemental Response dated January 23, 2006
           File No. 0-50908

Dear Mr. Levy:

We have reviewed your filing and supplemental response letter dated January 23, 2006 and have the following comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Proposed Form 8-K/A Disclosure

1.   The disclosure in the Form 8-K should provide the information discussed in our prior comment without qualifying this information by referring to the Schedule 14, (e.g. "As audited financial statements… are now available as part of Rand's Schedule 14A, Rand management does not believe that shareholders should utilize the financial information included in Exhibit 99.1 for any purpose…"). In general, the amended Form 8-K should reflect appropriate disclosure that would have been made at the time of the original filing on September 7. Please revise to state how

you believe investors should utilize the financial information without qualifying your statement through reference to subsequently filed documents. Also, revise to use language similar to that in the legend of the Form 8-K filed on September 7, 2005, stating that investors should review the proxy statement when it is filed.

2.   Please revise the first sentence of the last paragraph that refers to the "Form 8-K that was originally filed" and replace it with language referring to the currently filed Form.

Proposed Reconciliation for Supplemental Filing with SEC

3.   With regard to adjustment viii, we note the credit of $438,000 to deferred charges and the opposing impact on stockholders' equity. We also note a $259,000 credit to depreciation expense; however we are not clear on the nature of the opposing entry. Please provide us with clarification on this matter.

Proposed APB 20 Disclosure

4.   Based on our review of your proposed disclosure and supplemental schedule, it does not appear the inclusion in MD&A of a detailed description of the errors or tables presenting the restatement in a manner similar to disclosures outlined in APB 20 would be appropriate or useful to investors. Revise the second paragraph of Management's Discussion and Analysis in the Schedule 14A to provide disclosure more aligned with your proposed Form 8-K disclosure. This disclosure should address the points we outlined in our comment letter dated January 19, 2006. Also, revise Management's Discussion and Analysis to remove discussion of the reconciliation which is no longer being included in the Form 8-K.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have any questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Todd Emmerman (by facsimile)
       212-935-8405